AR/S
0-49965





P.E.
12-31-02



2002 Annual Report









About the Cover

MGE Energy, Inc., a holding company formed in August 2002, is built on the clear vision and outstanding performance of Madison Gas and Electric Co. (MGE), its primary asset. The company is committed to paying cash dividends and providing long-term growth for investors. The MGE Energy family exists to meet the growing natural gas and electric needs of MGE customers in south-central Wisconsin.

Providing reliable natural gas and electric service *is the top priority for MGE employees (left to right) Robert Gorsuch, Gate Station and Telemetry Repairman, Matthew Van Beek, Line Technician and Leonard Moe, Line Technician – Trouble Technician.*

Contents



www.mgeenergy.com

MGE Energy (MGEE)

MGE Energy is an investor-owned public utility holding company headquartered in Madison, Wisconsin. The company provides highly reliable natural gas and electric service and promotes economic development in south-central Wisconsin. Assets total $629 million. 2002 revenue amounted to $347 million. See the MGE Energy corporate profile on the back cover.

MGE Energy (MGEE)

Year at a Glance

(In thousands, except per-share amounts)

	2002	2001	Increase/ (Decrease)	Change
Operating Revenues	$ 347,096	$ 333,711	$ 13,385	4.0%
Net Income	$ 29,193	$ 27,245	$ 1,948	7.1%
Basic and Diluted Earnings Per Share	$ 1.69	$ 1.62	$ 0.07	4.3%
Dividends Per Common Share	$ 1.34	$ 1.33	$ 0.01	0.8%
Dividend Payout Ratio	79.3%	82.0%	(2.7)	-3.3%
Average Shares Outstanding	17,311	16,819	492	2.9%
Shares Outstanding at Year End	17,575	17,072	503	2.9%
Return on Average Common Equity	12.7%	13.0%	(0.3)	-2.3%
Book Value Per Share	$ 13.47	$ 12.72	$ 0.75	5.9%
Market Price *(Dec. 31)*	$ 26.77	$ 26.45	$ 0.32	1.2%
Total Market Value *(Dec. 31)*	$ 470,483	$ 451,554	$ 18,929	4.2%
Total Assets	$ 628,895	$ 544,074	$ 84,821	15.6%
Total Electric Sales *(KWh)*	3,158,411	3,006,084	152,327	5.1%
Total Gas Deliveries *(therms)*	225,094	201,330	23,764	11.8%


$156
$107
$93
$100
1997
1998
1999
2000
2001
2002

Cumulative Five-Year Total Return Comparison
(assumes reinvestment of dividends)
MGEE ○Russell 2000 △EEI Index


$156
$16
$40
$100
1997
1998
1999
2000
2001
2002

MGEE Five-Year Investment Growth
Initial Investment Dividend Appreciation Price Appreciation

To Our Shareholders





Gary J. Wolter, Chairman, President and Chief Executive Officer

The clear vision of Madison Gas and Electric Co. (MGE) leaders has produced outstanding performance for customers and investors for decades. In 2002, MGE's vision for a holding company became a reality. MGE Energy, the holding company, was formed in August after receiving strong shareholder support and regulatory approvals. On Aug. 12, each share of MGE common stock was exchanged for one share of MGE Energy common stock. MGE remains the primary asset of MGE Energy. In this interview, Chairman Gary Wolter shares his views on the company's performance and his vision for the future.

Q: How did MGE Energy perform for investors in 2002?

A: We produced record earnings of $1.69 per share last year – up 4% over 2001 and 2¢ higher than our previous record set in 2000. In the past three years, we achieved the best financial results in the company's history.



$1.38
$1.48
$1.67
$1.62
$1.69
1998
1999
2000
2001
2002

Earnings Per Share

MGE Energy's operations are based primarily on our utility subsidiary Madison Gas and Electric Co. (MGE). Our earnings growth is mainly due to investing in assets that meet MGE customers' needs and carefully managing our resources to maximize results.

Q: What is MGE Energy's dividend policy?

A: We are committed to paying dividends. Individual investors are the cornerstone of our success. We understand what they want and have delivered it – dividend income and long-term growth.



$1.34
$0.55
1976
2002

Dividends Paid Per Share (Rounded)

MGE Energy was among 28 electric power companies *(out of 86)* that increased dividends in 2002. Eleven power companies reduced or eliminated dividends – the most ever in one year. Our track record for paying dividends stands out in today's financial markets. We increased dividends each year for 27 years and paid cash dividends annually since 1909.



Stock Price Comparison

(% change at Dec. 31)

	2001–2002	1997–2002
MGE Energy	**+1.2%**	**+16.4%**
Wisconsin Peer Group	–9.2%	–15.9%
Dow Jones Industrial Avg.	–16.8%	+5.5%
S&P 500	–23.4%	–9.3%
Dow Jones Utility Index	–26.8%	–21.2%
Nasdaq	–31.5%	–14.9%

A *USA Today* article recognized MGE as one of 15 firms with "big dividends" in 2002. Consistently paying dividends reinforces the quality of our earnings. It is tangible proof we produce a profit and reward investors.

Q: **Some companies that said they were committed to paying dividends later froze or cut dividends. How can investors trust that MGE Energy will continue its tradition of paying dividends?**

A: Paying dividends is one of our core values. We have carefully managed our company to sustain long-term growth. As a result, MGE Energy has a strong balance sheet built on assets that meet customers' needs and produce a return for investors.

Steady growth in sales also provides a solid foundation for paying dividends. A 2002 study showed the Madison metro area had the 11th strongest economy out of more than 300 metropolitan areas across the country. MGE Energy's bottom line reflects the success of our customers.

Standard & Poor's (S&P) ranks MGE's credit rating as the best of all combination gas and electric utilities in the nation. MGE's rating held firm last year while S&P downgraded more than 100 other companies in the utility industry. MGE's exceptional rating reinforces the financial strength of our company.

Q: **Many companies took a beating on Wall Street in 2002. How did MGE Energy's stock perform?**

A: MGE Energy ranked among the top 25 price gainers out of 86 electric power common stocks. Our stock price closed up slightly for the year, while many other companies suffered substantial losses in value. The S&P 500, Dow Jones Utility Index and many other industry averages posted negative results for the year *(see table above)*.

Over the past five years, our stock price significantly outperformed the same benchmarks. When you combine price appreciation with our annual dividend increases, the result is an impressive five-year total return. A $100 investment in our company in 1997 grew to $156 in 2002, with dividends reinvested. Our results surpassed many other businesses tracked by major indexes *(see table below)*.

We focus on our core business and our customers' needs. Our performance has delivered a strong income-producing stock with long-term growth. MGE Energy is a quality investment that can play an important role in a balanced portfolio.

Five-Year Total Return

(assumes dividends were reinvested)

	1997	2002	Compounded Annual Returns
MGE Energy	**$100**	**$156**	**+9.28%**
EEI Index	$100	$107	+1.30%
Wisconsin Peer Group	$100	$105	+1.07%
Russell 2000	$100	$ 93	–1.36%

To Our Shareholders

Q: Corporate accounting fraud at some major corporations has shaken investor confidence in the stock market. How do you ensure sound accounting practices are followed?

A: We have a management team of the highest integrity – and our values guide our actions. Internal controls provide the "checks and balances" needed to ensure accuracy and protect our investors. A new law will soon require auditors to thoroughly review internal controls for publicly held companies. This will provide one more level of assurance that we have proper procedures in place. I also take very seriously my personal responsibility when signing financial statements. Investors can trust our financial reports are accurate. They are based on hard facts and built on solid assets.

Q: Reliability is a top priority for MGE. How do you plan to meet growing customer demand?

A: We face customer growth on two fronts. First, projections show Dane County will add more than 100,000 people by 2025. Second, the energy use per customer keeps rising. Electric sales to businesses grew 48% in 15 years, outpacing our 23% growth in total business customers. Electric sales to residential customers grew 29% during that period compared to 18% growth in total residential customers.

Over the next decade, we estimate our customers' peak demand will grow 3%, on average, each year. As a result, we need more generating capacity. Wisconsin regulators are reviewing proposals for new power plants that will help meet our customers' growing demand through 2011.

First, we propose building a state-of-the-art cogeneration plant on the University of Wisconsin-Madison (UW) campus. It will produce up to 150 megawatts (MW) of electricity for MGE customers starting in 2005 – and provide critical backup electricity for the UW's world-class research. This unit also will help meet the UW's growing need for heating and cooling capacity.



*A **$65.9 million, 255,000-square-foot** Health Sciences Learning Center is scheduled to open in 2003 next to the University of Wisconsin Hospital.*

Under We Energies' Power the Future proposal, MGE has the option to own or buy up to 150 MW of electricity from clean coal-fired plants. The option allows phasing in this generating capacity from 2007 through 2011.

We also have a long-term contract to buy 75 MW to 100 MW of electricity from a new gas-fired plant in southern Wisconsin starting in 2004.

On the natural gas side of our business, ANR Pipeline Co. received preliminary approval to expand capacity in southern Wisconsin. When completed, this project will increase our ability to match gas supplies with our customers' growing needs. ANR also will deliver gas at a higher minimum pressure, improving reliability.

Q: MGE Energy was created to help finance new infrastructure. How will this benefit investors and customers?

A: MGE Power, a nonutility subsidiary of MGE Energy, will own new power plants and lease them to MGE. Investors will benefit by earning a return on the new assets. Customers will benefit from improved reliability and price stability. Regulators must approve the long-term leases.

Turning our holding company vision into a reality was essential in the current economy. Financial markets today prefer financing power plants with long-term leases. We strategically expanded our financing options to meet customers' needs while maintaining the traditional profile our investors expect.

Q: How does MGE protect the environment?

A: Our commitment to protect the environment is at the heart of everything we do – and our actions make a difference. In 2002, the Wisconsin Partners for Clean Air presented MGE with an award for reducing emissions, developing renewable energy and involving citizens in environmental decisions. Our urban forestry and tree management efforts also received awards.

We're now taking our environmental programs to the "next level." A landmark cooperative agreement with the Wisconsin Department of Natural Resources will help us achieve superior environmental performance at Blount Generating Station in downtown Madison.



Burning more alternate fuel *at Blount Generating Station in Madison is a key initiative in MGE's cooperative agreement with the Wisconsin Department of Natural Resources.*

We're also implementing a new Environmental Management System based on the ISO-14001 model. Employee training will emphasize continuous improvement and the need to take personal responsibility for the environment.





Q: What is your vision for MGE Energy?

A: We will stay focused on the fundamentals: maintaining a strong balance sheet, paying dividends and providing long-term growth for investors.

We will grow earnings by investing in our core business. MGE's gas and electric sales will grow as we help sustain one of the strongest economies in the nation. We'll pursue innovative services for our customers and remain a leader in environmental initiatives. Successful customers and healthy communities are the lifeblood of our company.



Improved customer service *and efficiency are goals of MGE's automated meter reading (AMR) system. Joe Gary (right), MGE Superintendent – Gas Measurement, inspects an AMR installation by MGE Foreman Mark Cunningham.*

By 2012, more than $570 million in new capital expenditures are planned to meet customers' energy needs, maintain reliability and improve service. Shareholders will earn a return on these new investments.

Our investors' loyal support helps us fulfill our clear vision – and achieve outstanding performance as we serve our customers and communities. In return, MGE Energy's dividends and long-term growth help our investors achieve their financial goals.

Reliable Service


mge
CAUTION
GAS PIPELINE
BEFORE DIGGING
mge

Natural gas system grows to meet demand.

Over the last 10 years, MGE added nearly 34,000 new natural gas customers and about $31 million in capital expenditures to meet customers' needs. By 2012, MGE's gas assets are expected to grow more than 65% to about $232 million.

In 2002, MGE installed a record number of new residential gas services – marking five years of significant residential growth. MGE also integrated into its system more than 3,600 new Prairie du Chien-area gas customers. In addition, natural gas service was extended to a new business park along Interstate 90/94 north of Madison.

System reliability and safety remained top priorities. MGE increased operating pressure on its system to improve reliability for gas customers west of Madison. The company also accelerated efforts to upgrade steel gas lines.

***MGE extended natural gas to a new business park** along Interstate 90/94 north of Madison. MGE Foreman Francis Stanek supervised construction, which required boring a new gas line under the six-lane highway.*

Blount plant generates more power for the Madison area.

MGE's 2002 electric sales were 5.1% higher than in 2001. Blount Generating Station played a key role in meeting MGE customers' electric needs. Recent improvements at the Madison plant enabled workers to step up production when customer demand was high and other plants were off line. Blount's locally produced power helped MGE avoid buying more expensive electricity on the open market.



***A new bar code system** increases efficiency for tracking inventory at the Blount plant. Heather Huber, Assistant Turbine Operator, and other workers use the new technology to quickly find parts needed to keep the plant running efficiently.*



"Over the next decade, MGE plans to invest $5 million to $6 million each year in substation improvements."

John Robson,
MGE Manager – Substations

MGE initiatives improve electric reliability for customers.

MGE invested more than $32 million in capital spending in 2002 to support growth and sustain reliability for electric customers. Key projects included:

- Major upgrades at four substations serving the Middleton area and portions of Madison.
- Upgrading five combustion turbines that are crucial for system reliability when electric use is very high or emergencies arise.
- Replacing 150,000 feet of underground cable installed more than 30 years ago and nearing the end of its life expectancy.



Upgrading Pheasant Branch Substation *doubled its capacity for serving MGE customers in the Middleton area. The added capacity supports growth and enhances reliability.*

MGE Peak Demand and Electric Assets


$662 million
$326 million
1992
2002
2012
Peak (actual)
Peak (estimated)
Assets (actual)
Assets (estimated)

Q: How does investing in reliability add shareholder value?

A: As customer demand for electricity and natural gas grows, the company invests in new assets to maintain reliable service. Providing the infrastructure needed to support growth and sustain high levels of customer satisfaction contribute to steadily rising gas and electric sales. MGE Energy shareholders earn a return on these assets – and benefit from increased revenues that boost the bottom line.

Economic Growth

"Added reliability from MGE and strong community support convinced us to build our $22 million international headquarters in Middleton."

Fred Foster, CEO, ETC *(Electronic Theatre Controls, Inc.)*



MGE supports business growth. *Tom Olson (left), MGE Key Account Manager, and ETC CEO Fred Foster discuss ETC's new 250,000-square-foot headquarters that will open in 2003.*

***ETC's** Source Four® spotlight.*

Home-grown firms stimulate the economy.

ETC is a global leader in entertainment and architectural lighting. Started with three people in 1979, ETC now employs about 435 people locally.

MGE helps entrepreneurs pursue their dreams so success stories like ETC strengthen the local economy.

MGE played an instrumental role in two business incubators launched in 2002. A technology incubator in the McAllen T.E.C. Corridor offers a unique link to resources at Madison Area Technical College. The Genesis Enterprise Center is a small-business incubator positioned to spark economic growth in south Madison.

Since the late 1980s, the MGE Innovation Center and MGE-supported Madison Enterprise Center have helped more than 110 early-stage businesses get off the ground.

Q: How has the local economy fared in MGE's service area?

A: The Madison metro area has the 11th strongest economy in the nation, according to a Florida research firm that studied 318 metropolitan areas. Over the past decade, Dane County's economy grew 6.5% annually, surpassing the 5.5% national average. Dane County's unemployment rate has been below the national average for more than two decades. A strong economy contributes to steady growth in MGE's gas and electric revenues.



MGE Gas and Electric Revenues
(in millions)
$521
$347
$223
1992
2002
2012
Gas (actual)
Gas (estimated)
Electric (actual)
Electric (estimated)

MGE partners with firms to help save energy and money.

The Henry Vilas Zoo in Madison saved up to 20% on its energy bills after implementing efficiency improvements suggested by MGE. Controlling temperature and humidity is critical for many animals – especially exotic birds that will take flight in the new $4.4 million rain forest exhibit. From energy audits to financing energy-saving projects, MGE helps businesses operate efficiently so they can afford to grow here.



***Creative solutions save energy** at the zoo thanks to the joint efforts of Bob Criscione (left), MGE Senior Director – Marketing, and Henry Vilas Zoo Director Jim Hubing.*

Construction boom reflects strong local economy.

Dane County's tax base grew at an average annual rate of 8% over the past five years, largely due to new construction. During this period, more than $2.25 billion was invested in nonresidential projects.

In 2001–2002, residential construction in Dane County set an all-time record for any two-year period in the last three decades. Last year, building permits for single-family homes and duplexes outpaced the 2001 record by 5.5%. A strong local economy and low interest rates contributed to two consecutive years of record home sales.

Downtown Madison experienced a resurgence in housing development. More than 460 condominiums were under construction or completed in downtown Madison in the past two years – about three times the units built in this area from 1980 to 2000.



***A record number of new condominiums** were built in downtown Madison over the past two years to meet increased market demand.*

Community & Environment

Q: Is MGE serious about using renewable energy sources?

A: Yes. MGE sells wind energy to about 4,600 customers through a "green-pricing" program, which has one of the highest customer-participation rates in the country. MGE's 17-turbine wind farm produced a record level of electricity in 2002, generating 3% more energy than expected. MGE is building solar photovoltaic systems at several Dane County sites. Alternate fuels are burned at Blount Generating Station in Madison to reduce emissions and save landfill space. MGE is exploring other ways to bring clean, renewable energy to its customers.



21,877 MWh
22,714 MWh
23,368 MWh
2000
2001
2002
MGE Wind Energy Production



MGE provided a temporary home for Madison Fire Station No. 3. Jim Montgomery (left), MGE Senior Director – Facilities Management, worked with Madison firefighters to keep them in the area (left to right): Ron Blumer, Gail Campbell, Rob Kuhl, David Wagner, Tom Mittelstedt, Matt Herrmann and Ryan Standinger.

"MGE helped us save lives by keeping our fire trucks and ambulance in the neighborhood."

Ron Blumer, Madison Fire Paramedic

MGE plays a vital role in supporting neighbors and communities.

As a community energy company, MGE knows the value of being a good neighbor. Highlights of MGE's 2002 activities included:

- Providing space at its Central Service Center to keep firefighters in downtown Madison while their station was remodeled.
- Approving an $80,000 Neighborhood Revitalization Grant to improve energy efficiency in a 60-unit affordable housing project.
- Donating nearly $179,000 to United Way through employee, retiree and company contributions.
- Matching up to $25,000 in Salvation Army kettle donations.
- Contributing time and money to benefit the Second Harvest Foodbank, March of Dimes, United Cerebral Palsy, NAACP–Madison Branch and historic renovations in Viroqua and Prairie du Chien.



Eliminating PCBs in transformers is one goal of MGE's new Environmental Management System. MGE Line Technician Steve Anderson tests transformers for PCBs.

MGE takes environmental programs to the "next level."

MGE's new Environmental Management System emphasizes each employee's personal responsibility for the environment. Based on the ISO-14001 model, employees are challenged to exceed compliance, reduce impacts, communicate openly and strive for continuous improvement. This system also creates a formal process for tracking and reporting MGE's environmental goals.


madison.com
Community Pages
your community energy company
Madison Gas and Electric



Welcome to the madison.com Community Pages!

www.madison.com/communities

The MGE-sponsored Community Pages gains visibility for nonprofit organizations. This virtual community center attracted nearly 200 organizations since it was launched by Madison Newspapers Inc. in 2002. The free service offers an easy way for people to learn more about the organizations, event schedules and volunteer opportunities.



Study explores the benefits of prairie grasses.

The MGE Foundation committed $180,000 over three years to study the potential for prairie grasses to offset carbon dioxide emissions from power plants. Prairie grasses store carbon from the atmosphere in soil, improving its vitality. One of the grasses, switchgrass, also has potential as a renewable fuel. A computer model, in conjunction with field measurements, will help assess carbon storage in the soil and the prospect to grow switchgrass as a crop in Wisconsin.

Evaluating the benefits of switchgrass. *Chris Kucharik, University of Wisconsin-Madison Scientist, studies the physiology of switchgrass. It can absorb significant amounts of carbon dioxide from the air and add carbon to the soil, restoring vitality and reducing erosion.*

Summary Analysis of Results of Operations and Financial Condition



Introduction

MGE Energy, Inc. (MGE Energy), through its principal subsidiary Madison Gas and Electric Co. (MGE), operates in two business segments:

- **Electric operations** – generating and distributing electricity to nearly 130,000 customers in Dane County, Wisconsin. MGE contracts with the American Transmission Company LLC (ATC) and others for transmission service.
- **Gas operations** – purchasing and distributing natural gas to more than 126,000 customers in seven Wisconsin counties. MGE also contracts with various pipelines for transporting natural gas.

MGE Energy became the holding company for MGE on Aug. 12, 2002, when shareholders exchanged each share of MGE common stock for one share of MGE Energy common stock. MGE represents a substantial portion of the assets, liabilities, revenues and expenses of MGE Energy. Consequently, the following discussion focuses on MGE's results of operations and financial condition.

This condensed financial presentation should not be considered a substitute for the full financial statements, which include footnotes and Management's Discussion and Analysis of Results of Operations and Financial Condition. Full financial statements were provided to all MGE Energy shareholders in the 2002 Form 10-K filed with the Securities and Exchange Commission (SEC).

Earnings Overview

In 2002, MGE Energy produced record earnings of $29.2 million, or $1.69 per share. MGE's 5.5% increase in electric retail sales and higher average rate per customer contributed to a 10.7% increase in electric revenues.

Purchased power costs increased substantially. 2002 was the first full year MGE purchased 90 megawatts (MW) of capacity and energy to replace its share of generation lost from the Kewaunee Nuclear Power Plant (Kewaunee). MGE sold its interest in Kewaunee to Wisconsin Public Service Corp. (WPSC) in September 2001. As a result, MGE's operations and maintenance costs were lower for the year.

MGE's gas margin *(revenues less the cost of gas)* increased $4.2 million due to growth in gas deliveries.



$23.00
$11.25
$22.75
$11.34
$20.13
$11.49
$22.63
$12.05
$26.45
$12.72
$26.77
$13.47
1997
1998
1999
2000
2001
2002
Market Price
Book Value

Market Price vs. Book Value



$369.8
$365.8
$325.2
$376.0
$451.6
$470.5
1997
1998
1999
2000
2001
2002

Market Capitalization
(in millions)



$1.40
$1.29
$1.38
$1.30
$1.48
$1.31
$1.67
$1.32
$1.62
$1.33
$1.69
$1.34
1997
1998
1999
2000
2001
2002
Earnings Per Share
Dividends Per Share

Earnings Per Share vs. Dividends Paid Per Share



12.5%
12.2%
12.9%
14.1%
13.0%
12.7%
1997
1998
1999
2000
2001
2002

Return on Common Stock Equity



Electric Sales & Revenues

In 2002, electric retail sales rose 5.5% due to warmer-than-normal summer temperatures. Total cooling degree days were up almost 17% *(see Degree Days table)*. In 2001, total retail sales were down 1.8% because MGE changed its estimated unbilled sales calculation in the third quarter of that year. In 2002, sales for resale were down 14.3% due to lower off-peak sales during the first half of the year.

Electric operating revenues were up $21.8 million, or 10.7%, in 2002. The higher revenues are mainly attributed to customer growth and greater use per customer *($11.0 million)* and an electric rate increase *($8.9 million)*. Other contributing factors include a rise in sales for resale as electricity was sold at a higher rate *($1.0 million)* and an increase in other electric revenues *($0.9 million)*.



Industrial
$12,949
6%
Pub. Auth.
& Other
$21,938
10%
Commercial
$108,842
48%
Residential
$81,258
36%

Electric Revenues by Customer Class
($000's)

KWh Sales by Customer Class (000's)	2002	2001
Residential	839,005	771,094
Commercial	1,640,190	1,543,866
Industrial	296,220	314,448
Pub. Auth. & Other	323,380	307,132

Degree Days	2002	2001	% Variance
Cooling	752	643	17%
(Normal 607)			
Heating	6,957	6,706	4%
(Normal 7,247)			

Gas Sales & Revenues

In 2002, retail gas deliveries were up 10.2% as colder weather increased demand during the heating season. Total heating degree days were up 4% *(see Degree Days table)*. The growth in gas deliveries also reflects MGE adding about 3,600 customers in southwestern Wisconsin. At the end of 2001, MGE purchased the Prairie du Chien-area natural gas system from the utility subsidiary of Wisconsin Energy Corp. (WEC).

Despite growth in gas deliveries, retail gas revenues were down $8.4 million, or 6.5%, due to lower gas costs. The average rate per customer was $0.69 per therm in 2002 compared to $0.82 per therm in 2001.



Industrial
$1,703
1%
Transport
& Other
$4,520
4%
Residential
$71,341
58%
Commercial
$44,545
37%

Gas Revenues by Customer Class
($000's)

Therm Sales by Customer Class (000's)	2002	2001
Residential	91,470	82,637
Commercial	74,533	68,379
Industrial	3,477	2,790
Transport	55,614	47,524

Operating Expenses

Fuel, Purchased Power and Natural Gas Costs

In 2002, fuel used for electric generation decreased $2.1 million, or 5.2%. Nuclear fuel expense was down $2.3 million since MGE sold its ownership interest in Kewaunee in 2001. Fuel costs at the Columbia Energy Center (Columbia) rose $1.7 million, or 9.5%, due to higher coal costs. Fuel costs for MGE's electric generating units – excluding Columbia and Kewaunee – were down $1.5 million, or 7.3%. MGE relied less on certain generating units because higher fuel costs made it generally cheaper to buy electricity than operate those units.



Purchased power expense increased $26.3 million in 2002. MGE purchased power to replace generation lost from selling its share of Kewaunee and to meet expected load growth. In June 2001, MGE exercised an option to buy 90 MW of electric capacity and energy at a fixed price from WPSC from Sept. 24, 2001, through Sept. 23, 2003. This option was part of the Kewaunee sale agreement between WPSC and MGE.

	2002	2001	2000
Electric Margins	$142,170	$144,569	$147,875
(Revenues less fuel and purchased power)			
Margin as % Revenues	63%	71%	73%

Increased purchased power costs in 2002 *(described above)* reduced the electric margin.

In 2002, natural gas purchased was down $12.6 million, or 14.7%, primarily due to lower wellhead prices, on average. Natural gas prices *(cost per therm)* decreased more than 22% in 2002. The Purchased Gas Adjustment Clause (PGA) allows MGE to pass along to customers the cost of gas, subject to certain limited incentives. The PGA is authorized by the Public Service Commission of Wisconsin (PSCW).

	2002	2001	2000
Gas Margins	$48,697	$44,498	$43,450
(Revenues less purchased gas)			
Margin as % Revenues	40%	34%	36%

Greater gas deliveries in 2002 resulted in a $4.2 million, or 9.4%, increase in gas margin *(revenues less gas purchased).*

Other Operating and Maintenance Expenses

Electric: In 2002, electric operating expense was down $0.8 million, or 1.4%. MGE had no operating expense for Kewaunee *($5.3 million)* after selling its 17.8% ownership interest to WPSC in the fall of 2001. Miscellaneous steam power expense was down $1.1 million for Columbia. MGE recovered through rates some carrying costs for actions taken at Columbia to reduce nitrogen oxide (NO_X) emissions. Lower operating costs were offset by higher employee health and pension expenses *($2.6 million)*, outside services *($1.2 million)* and transmission wheeling costs *($0.6 million)*.

Gas: In 2002, gas operating expense increased $1.8 million, or 8.3%. This resulted from higher health and pension expenses *($1.4 million)*, outside services *($0.3 million)*, other operating expenses such as administrative and general expenses *($0.4 million)* and injuries and damages *($0.3 million)*. Offsetting these higher costs was a decrease in uncollectible accounts *($1.3 million)*. More customers paid their bills in 2002 as warmer-than-normal weather and lower-priced natural gas in the first quarter significantly reduced utility bills.

In 2002, electric maintenance expense was down $2.5 million, or 20.2%. MGE had no maintenance expense at Kewaunee after selling its ownership interest to WPSC.

In 2002, depreciation expense decreased $6.3 million, or 17.7%. MGE's sale of Kewaunee reduced decommissioning expense *($4.0 million)* and depreciation expense *($3.4 million)*. This was offset by increased depreciation expense for additional electric plant in service *($0.7 million)*. Gas depreciation expense increased because MGE added plant assets *($0.4 million)*.


Fuel – Electric Generation
& Purchased Power
24%
Depreciation
8%
Taxes, Interest
& Other
12%
Purchased
Gas
21%
Dividends
& Reinvested
Income
8%
O&M Expenses
27%

Distribution of 2002 Revenues

Other Nonoperating Items

In 2002, other income decreased $6.3 million, or 72.8%. Most of the decrease *($4 million)* occurred because MGE transferred its decommissioning funds to WPSC with the sale of Kewaunee. There was no impact on earnings. The lower decommissioning earnings on trust assets were offset by an equal decrease in depreciation expense. A $1.6 million increase in charitable contributions during 2002, also reduced other income. During 2002, MGE did not benefit from a gain on a weather hedge. In 2001, other income was up due to a gain *($0.8 million)* MGE received from weather hedge instruments.

Interest Expense

In 2002, interest expense was down $1.2 million, or 9%, due to lower rates on MGE's $20 million variable-rate debt *(which matured on May 3, 2002)*. Lower short-term debt levels in the first quarter, coupled with significantly lower interest rates, reduced other interest expense by $0.5 million.

Income Taxes

The 2002 effective income tax rate increased to 39.1% from 36.8% for 2001 and 36.5% for 2000 due to a combination of reasons.

The increase in tax rate is partly attributed to lower amounts of amortized tax benefits from excess deferred income taxes and deferred investment tax credit. These lower amortized tax benefits result from the company's investment in ATC and the sale of its interest in Kewaunee, both 2001 transactions. In 2002, amortized excess deferred income taxes and amortized investment tax credits decreased by a total of $0.4 million.

In 2002, the company recorded a net deferred tax expense of $0.4 million to fully accrue its deferred tax liability for utility property. MGE is evaluating its ability to recover these taxes in rates.

On Aug. 12, 2002, MGE Energy became the holding company for MGE and other subsidiaries. Certain one-time intercompany transactions for state tax purposes and costs of capital associated with forming MGE Energy have resulted in permanent differences between financial and income tax reporting and have increased the state tax component of the effective income tax rate.

Financial Condition

Liquidity

The following table summarizes MGE Energy's cash flows during 2002, 2001 and 2000:

($000's)	2002	2001	2000
Cash Provided by/ (Used for):			
Operating Activities	$ 56,729	$ 74,684	$ 47,774
Investing Activities	($ 86,377)	($ 24,533)	($ 84,841)
Financing Activities	$ 30,225	($ 52,037)	$ 39,426

In 2002, cash provided by operating activities decreased $18.0 million, or 24%. Working capital *(current assets less current liabilities)* was down $0.8 million due mainly to an increase in customer payables. MGE deposited $5 million in an escrow account that granted ATC a security interest in the collateral. ATC will provide system upgrades for MGE in conjunction with the West Campus Cogeneration Facility (WCCF) proposed on the University of Wisconsin-Madison campus. The collateral account complies with the Interconnection Agreement between ATC and MGE dated Nov. 22, 2002 *(see additional discussion on page 17)*.

Depreciation and other amortization expenses decreased $8.3 million mainly because MGE sold its ownership interest in Kewaunee. Deferred income taxes decreased $8 million in 2002. The significantly larger deferred tax expense in 2001 was due to the sale of Kewaunee, which reversed temporary differences associated with the plant and decommissioning funds.

Cash used for investing activities increased $61.8 million in 2002. Utility plant additions were up $17.5 million due to a new automated meter reading (AMR) system, additional NO_X emissions equipment at Columbia and MGE substation upgrades to improve reliability. Capital expenditures related to the WCCF totaled $18.9 million. In 2001, MGE received a $15 million capital distribution from ATC and $15.4 million for selling its interest in Kewaunee.

In 2002, cash provided by financing activities was $30.2 million. Short-term debt increased $24.8 million. Two long-term debt issues occurred in the fourth quarter of 2002. A $20 million issue replaced the $20 million debt that matured in May and was rolled into short-term debt at that time. Another $15 million issue financed capital expenditures for the AMR project, which were initially financed through short-term debt.

MGE Energy's capitalization ratios were as follows:

Capital Structure Ratios	2002	2001
Common Equity*	51.1%	53.7%
Long-term Debt*	41.5	43.9
Short-term Debt	7.4	2.4

** Does not include accumulated other comprehensive loss; includes current maturities.*

Capital Resources

MGE Energy's and MGE's liquidity are primarily affected by their construction requirements. Capital expenditures in 2002 totaled $78.3 million, which included $18.9 million of capital commitments for the WCCF. MGE's capital requirements were higher in 2002 due to installing an AMR system *($17.6 million)*, upgrading MGE substations to improve reliability *($4.7 million)* and installing NO_X emissions equipment at Columbia *($2.4 million)*. MGE anticipates 2003 capital expenditures will be $51.6 million and include: substation improvements *($5.1 million)*, AMR project costs *($3.4 million)* and upgrading MGE's Energy Management System *($1.8 million)*.

The table below shows MGE's estimated expenditures for 2003, actual for 2002 and the three-year average for 1999 to 2001.

	Years ended December 31					
Capital Expenditures	2003 (Estimated)		2002 (Actual)		Three-Year Average (1999 to 2001)	
Electric Production	$ 8,368	16.2%	$ 10,642	17.9%	$ 28,511	51.4%
Transmission	—	—	—	—	2,212	4.0%
Distribution and General	25,106	48.7%	21,766	36.6%	13,971	25.2%
Nuclear Fuel	—	—	—	—	2,090	3.8%
Total Electric	33,474	64.9%	32,408	54.5%	46,784	84.4%
Gas	8,425	16.3%	7,334	12.4%	7,101	12.8%
Common	9,701	18.8%	19,688	33.1%	1,636	2.8%
Total	$ 51,600	100.0%	$ 59,430	100.0%	$ 55,521	100.0%

In 2002, MGE used internally generated funds and short-term debt to satisfy most of its capital requirements. For the larger capital investments, MGE issues additional long-term debt and common stock. MGE Energy used existing lines of credit to satisfy capital commitments related to the WCCF.

MGE currently carries the following debt credit ratings from Moody's and S&P. MGE Energy is not yet rated since it has not issued any debt securities.

	Moody's	S&P
Secured First Mortgage Bonds	Aa2	AA
Unsecured Medium-Term Notes	Aa3	AA-

MGE – Electric and Gas Outlook

MGE anticipates electric and gas sales will grow at a compounded rate of 1% to 2% through 2007. Peak demand will grow an estimated 3% each year through 2007.

MGE expects to maintain a competitive advantage because of its:

- Service territory, which has one of the strongest economies in the nation. It is distinguished by consistent growth; high employment and wages; and a diversified base of business, industry, government and education.
- Competitive distribution costs, low percentage of industrial customers and lower risk of stranded investments.
- Size and agility, which allow employees to respond quickly and offer more flexibility as customers' needs change.

MGE sold its ownership interest in Kewaunee in the fall of 2001. This will help eliminate the risk of future stranded investment. The capacity lost from Kewaunee will be replaced with purchased power contracts.

Nonutility Energy Outlook

MGE Energy's primary focus is its core utility customers. The holding company structure will facilitate competitive new electric generation projects. It will also allow financial returns from these projects to be retained for the benefit of MGE's system and MGE Energy's shareholders.

MGE Energy's nonutility energy operations will be conducted through its subsidiaries, MGE Construct, LLC and MGE Power, LLC. Both were formed in 2002 to construct and own new generating capacity. It is expected that MGE Power will lease back new generating facilities to MGE under regulated, long-term lease agreements. Each agreement must be approved by the PSCW.

Power the Future Generation

On Feb. 23, 2001, MGE secured an option to own a portion of the advanced technology, coal-fired, base-load generation proposed in We Energies' Power the Future plan. The plan includes three new 600-MW coal-fired plants, which would be located in Wisconsin. The plan is the subject of pending regulatory proceedings. We Energies filed its construction proposal with the PSCW in early 2002. A PSCW decision is expected on the plan in 2003.

Pursuant to an amended agreement reached on Jan. 31, 2003, MGE has the option to acquire an undivided 8.33% (16.66% under certain conditions) ownership interest in each of the proposed coal plants, up to a total of 150 MW for all three plants. If these options are fully exercised, an estimated $150 million to $175 million investment would be required over 10 years.

West Campus Cogeneration Facility

MGE Energy, through MGE Power and MGE Construct, has assumed responsibility from MGE for the construction and ownership of a proposed natural gas-fired cogeneration facility to be built on the Madison campus of the University of Wisconsin. As planned, the facility would have 20,000 tons of chilled water capacity, 500,000 lb. per hour of steam capacity and approximately 150 MW of electricity capacity. The facility would be jointly owned by the State of Wisconsin, the University and MGE Power. The plant would be leased and operated by MGE. The State and the University would own a controlling interest in the chilled water and steam plants, which would be used to meet the University's growing need for air conditioning and steam heat capacity. MGE Power would own a controlling interest in the electric generation plant, which would be used to provide electricity to MGE's customers. MGE Construct would be responsible for building the facility.

The ownership, construction and operation of the facility requires various state approvals as well as the completion of definitive agreements, including a construction agreement. As part of this process, the State is reviewing its alternatives before entering final agreements. Depending on the approval process, construction could start in 2003, with the facility coming on line in 2005. MGE also requires PSCW approval in order to lease and operate the facility. On Oct. 21, 2002, the PSCW deemed MGE's construction proposal application complete. A PSCW decision is expected on MGE's participation in the facility during 2003.

The facility is expected to cost approximately $180 million. On Nov. 29, 2002, the State paid $11.9 million to MGE for its share of those costs under a September 2002 Pre-Certification Cost Sharing Agreement between MGE and the State. On Dec. 31, 2002, MGE Power reimbursed MGE for the remainder of those costs as a part of MGE Power's assumption of the project. As of Dec. 31, 2002, MGE Power had incurred $18.9 million of costs on the project, which is reflected as construction work in progress on MGE Energy's consolidated balance sheets. These costs largely represent amounts paid under long lead-time equipment contracts in order to meet project schedules, although several approvals remain outstanding. A failure to obtain these approvals could terminate the project and could result in the write off of these costs to the extent that the associated equipment and efforts cannot be put to alternative uses.

Electric Transmission ATC

On Jan. 1, 2001, MGE transferred substantially all of its electric transmission facilities to ATC in exchange for approximately a 6% interest in this joint venture. ATC is comprised of Wisconsin investor-owned utilities and some Wisconsin municipal utilities, cooperatives and power supply agencies.

Effective Oct. 24, 2002, the PSCW authorized an electric rate surcharge of $4.5 million, or 2%, for MGE to recover deferred costs associated with ATC's formation and ongoing incremental transmission costs during 2001 and 2002. The surcharge will be in effect for a 12-month period ending Oct. 23, 2003.

On Nov. 21, 2002, MGE and ATC entered into a Generation-Transmission Interconnection agreement related to transmission system upgrades due to the WCCF. MGE issued to ATC a "Notice to Proceed for the Procurement of the Equipment" for the system upgrades. In accordance with the agreement, MGE had to provide ATC with a form of security, such as a Letter of Credit or a collateral account, in the amount of $5 million. MGE set up a collateral *(escrow)* account to satisfy the security interest to ATC until MGE was able to secure a Letter of Credit from a commercial bank, which it received on Dec. 30, 2002. The collateral account was terminated on Jan. 2, 2003. MGE will make an estimated $10 million in capital payments for transmission equipment and work done by ATC throughout 2003 related to the WCCF. MGE expects to be reimbursed by ATC for its capital outlay once the project is completed.

Industry Restructuring in Wisconsin

Wisconsin has focused on building the infrastructure needed to provide reliable electric service to customers. State regulators realize a competitive market cannot exist when supply is short. The PSCW will decide when it is appropriate for retail competition to proceed in the electric industry. MGE cannot predict what impact future PSCW actions may have on its future financial condition, cash flows and results of operations. However, MGE believes it is well-positioned to compete.

Dividend Policy

MGE Energy's dividend increased in each of the last 27 years. MGE Energy relies primarily on MGE income to finance dividends at a payout ratio comparable to other combination utilities. MGE Energy's cash flows are reinvested in its utility operations. MGE intends to pay dividends to MGE Energy in amounts sufficient to pay cash dividends on the common stock of the holding company. MGE is restricted by the PSCW to paying normal dividends to MGE Energy when its common equity falls below 55%.

Condensed Consolidated Statements of Income



For the years ended December 31 *(In thousands, except per-share amounts)*	2002	2001	2000
Operating Revenues			
Regulated Utility Operations	$347,096	$333,711	$324,108
Operating Expenses			
Fuel for electric generation	38,210	40,299	36,338
Purchased power	44,607	18,310	18,963
Natural gas purchased	73,412	86,035	77,482
Other operations and maintenance	92,514	94,037	90,547
Depreciation and amortization	29,362	35,659	35,081
Other general taxes	10,861	10,864	10,180
Total Operating Expenses	288,966	285,204	268,591
Operating Income	58,130	48,507	55,517
Other Income	2,335	8,585	1,895
Interest Expense	(12,545)	(13,789)	(14,305)
Interest before income taxes	47,920	43,303	43,107
Income Tax Provision	(18,727)	(15,941)	(15,752)
Income before cumulative effect of a change in accounting principle	$ 29,193	$ 27,362	$ 27,355
Cumulative effect of a change in accounting principle, net tax benefit of $78	—	(117)	—
Net Income	$ 29,193	$ 27,245	$ 27,355
Earnings Per Share of Common Stock – Basic and Diluted:			
Income before cumulative effect of a change in accounting principle	$ 1.69	$ 1.63	$ 1.67
Cumulative effect of a change in accounting principle	—	(.01)	—
Net Income	$ 1.69	$ 1.62	$ 1.67
Dividends Per Common Share	$ 1.34	$ 1.33	$ 1.32
Average Shares Outstanding – Basic and Diluted (000's)	17,311	16,819	16,382

Condensed Consolidated Statements of Cash Flows



For the years ended December 31 *(In thousands)*	2002	2001	2000
Operating Activities			
Net income	$ 29,193	$ 27,245	$ 27,355
Items not affecting cash:			
Depreciation and amortization	29,362	37,308	37,275
Deferred income taxes	3,629	11,601	(1,074)
Other	(6,255)	(6,876)	(1,674)
Changes in current assets and current liabilities	800	5,406	(14,108)
Cash Provided by Operating Activities	56,729	74,684	47,774
Investing Activities			
Capital expenditures	(78,282)	(41,966)	(73,606)
Increase in nuclear decommissioning fund	(7,804)	(8,931)	(11,059)
Capital distribution from ATC	—	15,000	—
Purchase of gas service territory	(78)	(3,800)	—
Sale of nuclear plant	—	15,381	—
Other	(213)	(217)	(176)
Cash Used for Investing Activities	(86,377)	(24,533)	(84,841)
Financing Activities			
Issuance of common stock	13,597	10,879	8,964
Cash dividends on common stock	(23,170)	(22,341)	(21,588)
Maturity/redemption of long-term debt	(20,000)	(6,075)	(11,200)
Increase in long-term debt	35,000	—	35,000
Increase/(decrease) in short-term debt	24,798	(34,500)	28,250
Cash Provided by/(Used for) Financing Activities	30,225	(52,037)	39,426
Change in Cash and Cash Equivalents	577	(1,886)	2,359
Cash and cash equivalents at beginning of period	2,421	4,307	1,948
Cash and cash equivalents at end of period	$ 2,998	$ 2,421	$ 4,307

Condensed Consolidated Balance Sheets



At December 31 *(In thousands)*	2002	2001
Assets		
Net utility plant in service	$404,007	$374,018
Construction work in progress	47,539	27,372
Nuclear decommissioning fund	8,782	1,855
Total Utility Plant	460,328	403,245
Other Property and Investments	35,493	29,847
Current Assets		
Cash and cash equivalents	2,998	2,421
Accounts receivable, less reserves of $2,659 and $3,764, respectively	36,275	25,061
Unbilled revenue	18,539	16,486
Materials and supplies, fossil fuel, stored gas at average cost	26,308	28,683
Prepayments	12,851	10,573
Total Current Assets	96,971	83,224
Deferred Charges	36,103	27,758
Total Assets	$628,895	$544,074
Capitalization and Liabilities		
Total common shareholders' equity	$227,370	$216,292
Long-term debt	192,149	157,600
Total Capitalization	419,519	373,892
Current Liabilities		
Long-term debt due within one year	—	20,000
Short-term debt – commercial paper	34,298	9,500
Accounts payable	32,039	22,156
Other current liabilities	14,210	10,123
Total Current Liabilities	80,547	61,779
Other Credits		
Deferred income taxes	62,450	58,821
Investment tax credit – deferred	5,407	5,927
Other deferred liabilities	60,972	43,655
Total Other Credits	128,829	108,403
Commitments and Contingencies		
Total Capitalization and Liabilities	$628,895	$544,074

Consolidated Statements of Capitalization



At December 31 (In thousands)	2002	2001
Common Shareholders' Equity		
Common stock – par value $1 per share:		
Authorized 50,000,000 shares		
Outstanding 17,574,796 and 17,071,554 shares, respectively	$ 17,575	$ 17,072
Additional paid-in capital	146,181	133,087
Retained earnings	73,039	67,016
Accumulated other comprehensive loss	(9,425)	(883)
Total Common Shareholders' Equity	227,370	216,292
Redeemable Preferred Stock		
Cumulative, $25 par value, 1,175,000 authorized, but unissued	—	—
First Mortgage Bonds		
8.50%, 2022 Series	—	40,000
6.75%, 2027A Series, Industrial Development Revenue Bonds	—	28,000
6.70%, 2027B Series, Industrial Development Revenue Bonds	—	19,300
7.70%, 2028 Series	21,200	21,200
Total First Mortgage Bonds	21,200	108,500
Other Long-Term Debt		
Variable rate, due 2004	15,000	—
6.91%, due 2004	5,000	5,000
7.49%, due 2007	15,000	15,000
6.02%, due 2008	30,000	30,000
4.875% 2012 Series, Industrial Development Revenue Bonds	19,300	—
5.875% 2034 Series, Industrial Development Revenue Bonds	28,000	—
6.58%, due 2012	15,000	—
5.26%, due 2017	20,000	—
7.12%, due 2032	25,000	—
Total Other Long-Term Debt	172,300	50,000
Unamortized Discount and Premium on Bonds, Net	(1,351)	(900)
Total Long-Term Debt	192,149	157,600
Total Capitalization	$419,519	$373,892

Management's Report on Responsibility for Financial Statements



The management of MGE Energy, Inc., and its principal subsidiary Madison Gas and Electric Co., are responsible for the financial statements and related information presented in this summary annual report. These statements and information are derived from the complete financial statements and related information contained in the 2002 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission. Financial statements are prepared in conformity with generally accepted accounting principles and have been audited by the company's independent accountants who have rendered an unqualified opinion thereon. For more details regarding financial information on the company, refer to the Form 10-K.

Gary J. Wolter
Chairman, President and
Chief Executive Officer

Terry A. Hanson
Vice President, Chief Financial
Officer and Secretary

Report of Independent Accountants

To the Board of Directors and Shareholders of MGE Energy, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of MGE Energy, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' common equity and cash flows for each of the three years in the period ended December 31, 2002, *(not presented herein)*; and in our report dated February 6, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it was derived.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 6, 2003

Quarterly Summary of Operations



MGE Energy's operations are based primarily on its utility subsidiary MGE.

2002 – unaudited *(In thousands, except per-share amounts)*	Quarters Ended March 31	 June 30	 Sept. 30	 Dec. 31
Operating Revenues:				
Regulated electric revenues	$ 50,820	$ 54,464	$ 67,953	$ 51,750
Regulated gas revenues	47,452	19,540	11,477	43,640
Total	98,272	74,004	79,430	95,390
Operating Expenses	78,001	64,816	59,962	86,187
Operating Income	20,271	9,188	19,468	9,203
Interest and Other Income	(2,220)	(2,457)	(1,769)	(3,764)
Income Tax Provision	(7,029)	(2,312)	(7,209)	(2,177)
Earnings on Common Stock	$ 11,022	$ 4,419	$ 10,490	$ 3,262
Earnings Per Common Share	$ 0.64	$ 0.26	$ 0.60	$ 0.19
Dividends Per Common Share	$ 0.333	$ 0.333	$ 0.336	$ 0.336

2001 – unaudited *(In thousands, except per-share amounts)*	Quarters Ended March 31	 June 30	 Sept. 30	 Dec. 31
Operating Revenues:				
Regulated electric revenues	$ 49,438	$ 50,686	$ 56,432	$ 46,622
Regulated gas revenues	72,592	19,576	9,499	28,866
Total	122,030	70,262	65,931	75,488
Operating Expenses	104,647	59,766	56,244	64,547
Operating Income	17,383	10,496	9,687	10,941
Interest and Other Income	(1,809)	(1,600)	(280)	(1,515)
Income Tax Provision	(5,960)	(3,490)	(3,410)	(3,081)
Earnings on common stock before cumulative effect of a change in accounting principle	9,614	5,406	5,997	6,345
Cumulative effect of a change in accounting principle, net of tax benefit of $78	$ (117)	—	—	—
Earnings on Common Stock	$ 9,497	$ 5,406	$ 5,997	$ 6,345
Income before cumulative effect of a change in accounting principle	$ 0.58	$ 0.32	$ 0.36	$ 0.37
Cumulative effect of a change in accounting principle	(0.01)	—	—	—
Earnings Per Common Share	$ 0.57	$ 0.32	$ 0.36	$ 0.37
Dividends Per Common Share	$ 0.331	$ 0.331	$ 0.333	$ 0.333

The quarterly results of operations within a year are not comparable because of seasonal and other factors.

The sum of earnings per share of common stock for any four quarters may vary slightly from the earnings per share of common stock for the equivalent 12-month period due to rounding.

Financial Summary



At December 31 *(In thousands)*	2002	2001	2000	1999	1998	1992
Common Share Data						
Earnings Available for Common Shares	$ 29,193	$ 27,245	$ 27,355	$ 23,746	$ 22,230	$ 23,301
Shares (000's)						
Average Shares Outstanding	17,311	16,819	16,382	16,084	16,080	16,046
Authorized*	50,000	50,000	50,000	50,000	50,000	28,000
Earnings Per Share	$ 1.69	$ 1.62	$ 1.67	$ 1.48	$ 1.38	$ 1.45
Market Price:						
High	$ 30.14	$ 27.80	$ 23.69	$ 23.38	$ 23.69	$ 23.00
Low	$ 24.58	$ 20.88	$ 16.75	$ 16.38	$ 20.88	$ 19.00
Close	$ 26.77	$ 26.45	$ 22.63	$ 20.13	$ 22.75	$ 21.63
Book Value Per Share	$ 13.47	$ 12.72	$ 12.05	$ 11.49	$ 11.34	$ 11.25
Market-to-book Ratio	198.7%	207.9%	187.8%	175.2%	200.6%	192.2%
Price-earnings Ratio	15.8	16.3	13.5	13.6	16.5	14.9
Common Dividends Paid	$ 23,170	$ 22,341	$ 21,588	$ 21,038	$ 20,878	$ 19,653
Dividends Per Common Share	$ 1.338	$ 1.328	$ 1.318	$ 1.308	$ 1.298	$ 1.192
Dividend Yield	5.0%	5.0%	5.8%	6.5%	5.7%	5.5%
Dividend Payout Ratio	79%	82%	79%	88%	94%	84%
Interest Coverage Ratios						
Pre-tax	4.72	3.94	3.95	3.92	4.00	3.72
After-tax	3.32	2.93	2.88	2.91	3.02	2.77
Capitalization						
Common equity	$ 227,370	$ 216,292	$ 200,312	$ 185,686	$ 182,275	$ 180,367
Preferred stock	—	—	—	—	—	5,700
Long-term debt**	192,149	177,600	183,637	159,799	159,961	122,363
Short-term debt	34,298	9,500	44,000	15,750	—	17,000
Total Capitalization	$ 453,817	$ 403,392	$ 427,949	$ 361,235	$ 342,236	$ 325,430
Capitalization Ratios						
Common Equity***	51.1%	53.7%	46.8%	51.4%	53.3%	55.4%
Preferred Stock	—	—	—	—	—	1.8
Long-term Debt**	41.5	43.9	42.9	44.2	46.7	37.6
Short-term Debt	7.4	2.4	10.3	4.4	—	5.2
Return on Average Common Equity	12.74%	12.98%	14.07%	12.89%	12.20%	13.11%

** In 1996, shareholders approved increasing the authorized shares.*
*** Includes current maturities.*
**** Excludes the accumulated other comprehensive loss.*

Financial Summary



At December 31 (In thousands)	2002	2001	2000	1999	1998	1992
Operating Ratios						
Operating Revenues	$ 347,096	$ 333,711	$ 324,108	$ 274,034	$ 249,752	$ 228,002
Operating Expenses*	$ 288,966	$ 285,204	$ 268,591	$ 229,216	$ 209,217	$ 180,156
Operating Ratio	83%	85%	83%	84%	84%	79%
Electric Segment Data						
Operating Revenues	$ 224,987	$ 203,178	$ 203,176	$ 185,955	$ 169,563	$ 142,646
Kilowatt-hour Sales (000's)	3,158,411	3,006,084	3,268,077	3,224,040	2,927,741	2,334,952
Average Number of Customers	129,535	127,452	126,155	125,573	123,269	114,218
Sources of Energy						
Coal	55.6%	60.6%	55.7%	49.1%	60.8%	56.1%
Nuclear	—	17.2	19.7	23.3	21.4	27.4
Purchased Power	38.9	16.1	19.4	22.2	12.1	12.5
Gas	4.3	4.7	3.9	4.9	5.2	3.6
Other	1.2	1.4	1.3	0.5	0.5	0.4
Maximum Peak-Hour Demand (MW)	690	714	664	634	606	483
System Reserve Margin	20.3%	9.2%	21.1%	16.3%	11.9%	31.9%
Cooling Degree Days (Normal – 607)	752	643	535	637	654	342
Gas Segment						
Operating Revenues	$ 122,109	$ 130,533	$ 120,932	$ 88,079	$ 80,189	$ 85,356
Therms Sold and Transported (000's)	225,094	201,330	213,829	196,478	184,318	174,867
Average Number of Customers	124,268	116,927	113,626	111,306	108,304	90,812
Maximum Peak-Hour Demand (000's therms)	1,506	1,459	1,710	1,653	1,511	1,375
Heating Degree Days (Normal – 7,247)	6,957	6,706	7,156	6,701	6,069	7,050
Assets						
Electric	$ 415,849	$ 372,997	$ 395,622	$ 342,130	$ 311,563	$ 325,510
Gas	139,608	131,174	123,486	114,881	111,762	106,837
Assets not allocated	52,799	39,903	52,496	38,499	42,940	20,390
Nonregulated	20,639	—	—	—	—	—
Total	$ 628,895	$ 544,074	$ 571,604	$ 495,510	$ 466,265	$ 452,737

* *Excludes income taxes.*

Corporate Leadership

Directors of MGE Energy and MGE



Richard E. Blaney
Retired President
Richard Blaney Seeds Inc.
Age 66
Director since 1974



F. Curtis Hastings
President
J. H. Findorff & Son, Inc.
Commercial and industrial general contractors
Age 57
Director since 1999



David C. Mebane
Vice Chairman
Former Chairman, President and Chief Executive Officer
Madison Gas and Electric Co.
Age 69
Director since 1984



Regina M. Millner
President
The RMillner Co., S.C.
Attorney, analyst, broker and consultant
Age 58
Director since 1996



Frederic E. Mohs
Partner
Mohs, MacDonald, Widder & Paradise, Attorneys at Law
Age 65
Director since 1975

Note: Ages as of Feb. 1, 2003.



John R. Nevin
Executive Director, Grainger Center for Supply Chain Management, and Professor, School of Business, University of Wisconsin-Madison
Age 60
Director since 1998



Donna K. Sollenberger
President and Chief Executive Officer
University of Wisconsin Hospitals and Clinics
Age 54
Director since 2000



H. Lee Swanson
Chairman of the Board and President, SBCP Bancorp, Inc. and Chairman of the Board, State Bank of Cross Plains
Age 64
Director since 1988



Gary J. Wolter
Chairman, President and Chief Executive Officer
MGE Energy, Inc. and Madison Gas and Electric Co.
Age 48
Director since 2000

Audit Committee
Directors Blaney, Hastings, Millner, Mohs, Nevin, Sollenberger and Swanson.

Compensation Committee
Directors Blaney, Mohs and Swanson.

Executive Committee
Directors Blaney, Mebane, Mohs, Swanson and Wolter.

Personnel Committee
Directors Hastings, Millner, Mohs, Nevin and Sollenberger.

Officers of MGE Energy and MGE



Gary J. Wolter*
Chairman, President and Chief Executive Officer
Age 48
Years of Service, 18



Terry A. Hanson*
Vice President, Chief Financial Officer and Secretary
Age 51
Years of Service, 21



Jeffrey C. Newman*
Vice President and Treasurer
Age 40
Years of Service, 19



Lynn K. Hobbie
Senior Vice President
Age 44
Years of Service, 17



Mark T. Maranger
Senior Vice President
Age 54
Years of Service, 1



Thomas R. Krull
Group Vice President
Age 54
Years of Service, 31



James G. Bidlingmaier
Vice President – Administration and Chief Information Officer
Age 56
Years of Service, 31



Kristine A. Euclide
Vice President and General Counsel
Age 50
Years of Service, 1



Scott A. Neitzel
Vice President – Energy Supply Policy
Age 42
Years of Service, 5



Peter J. Waldron
Vice President – Energy Supply Operations
Age 45
Years of Service, 22



Gregory A. Bollom
Assistant Vice President – Energy Planning
Age 42
Years of Service, 20



Joseph P. Pellitteri
Assistant Vice President – Human Resources
Age 54
Years of Service, 3



John M. Yogerst
Assistant Vice President – Gas Operations
Age 45
Years of Service, 23

** Officers of MGE Energy and MGE. All others are MGE officers.*
Note: Ages, years of service and positions as of Feb. 1, 2003.

Shareholder Information

2003 Annual Shareholder Meeting

Tuesday, May 20, 2003
Marriott Madison West
1313 John Q. Hammons Drive
Greenway Center
Middleton, Wis.

Stock Listing

- MGE Energy common stock trades on the Nasdaq National Stock Market®
- Stock symbol: MGEE
- Listed in newspaper stock tables as MGE or MGE Engy

Shareholder Services



Shareholder Services: (from left) Katherine Grunke, Lynne Harper, Ken Frassetto, Mark Olson, Jerilyn Geishirt.

We welcome calls from shareholders.
Please notify us promptly if:

- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changes.

Reports Available

More financial information is available upon request or on the company's Web site, including:

- Form 10-K *(filed with the Securities and Exchange Commission).*
- A Statistical Supplement to this annual report.

National Association of Investors Corporation

NAIC® MGE Energy is a corporate sponsor of the NAIC and participates in a number of programs including the Low Cost Investment Plan, Investor's Information Report (Green Sheet), Own Your Own Shares of America and regional investor fairs.

Dividend Reinvestment and Direct Stock Purchase Plan

MGE Energy's Dividend Reinvestment and Direct Stock Purchase Plan allows investors to:

- Buy common stock directly from the company.
- Reinvest dividends or receive cash payments.
- Deposit certificates for safekeeping.

2003 Dividend Payment Dates

Quarterly dividends on MGE Energy common stock are expected to be paid on:

- March 15
- June 15
- September 15
- December 15

The record date for dividend payments is the first day of the payment month.

For Assistance and Transfer Agent Inquiries

Contact MGE Energy Shareholder Services by phone, mail or e-mail.

Madison Area:	(608) 252-4744
Continental U.S.:	1-800-356-6423
Business Hours:	8:00 a.m. to 4:30 p.m. *(Central Time)* Monday through Friday
Mailing Address:	MGE Energy Shareholder Services Post Office Box 1231 Madison, WI 53701-1231
Location:	133 South Blair Street Madison, WI 53703
E-mail:	investor@mgeenergy.com
Web Address:	www.mgeenergy.com

Co-Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004

Glossary


MGE
ENERGY

Allowance for Funds Used During Construction (AFUDC)
A noncash item representing the estimated composite interest costs of debt and return on equity funds used to finance construction. The allowance is capitalized in the property accounts and included in income.

Assets
Items of value owned by or owed to a business.

Automated Meter Reading (AMR)
An electronic system that uses computers and small radio transmitters to collect energy use data from natural gas and electric meters.

American Transmission Company LLC (ATC)
An energy access company that owns, maintains, monitors and operates the electric transmission system in portions of Wisconsin, Michigan and Illinois. See www.atcllc.com.

British Thermal Unit (BTU)
The amount of heat required to raise the temperature of one pound of water at 60 degrees Fahrenheit one degree Fahrenheit.

Degree Day
A unit measuring the extent to which the average daily outdoor temperature falls below or rises above 65 degrees Fahrenheit.

Dekatherm (DTH)
A measurement of heat equal to one million BTU.

Earnings per share
Net income divided by the average number of shares of common stock outstanding.

EEI Index
This index measures the stock performance of MGE Energy and 68 other U.S. investor-owned electric utilities. See www.eei.org.

Generating capacity
The amount of energy that can be produced using all of MGE Energy's power plants.

ISO 14001
International standards on good environmental practice adopted by the International Organization for Standardization (ISO), a worldwide federation of national standards bodies. See www.iso.ch.

Kilowatt (KW)
One kilowatt equals 1,000 watts.

Kilowatt-hour (KWh)
One kilowatt of electricity supplied to or taken from an electric circuit for one hour. One kilowatt-hour equals 1,000 watt-hours. An MGE residential customer uses an average of 600 KWh per month.

Megawatt (MW)
One megawatt equals one million (1,000,000) watts.

Megawatt-hour (MWh)
One megawatt-hour equals one million (1,000,000) watt-hours.

Payout ratio
The percentage of earnings paid to shareholders in the form of dividends.

Russell 2000
This index measures the stock performance of 2,000 small companies. As of January 2003, the index's average market capitalization was approximately $490 million. See www.russell.com.

Therm
The quantity of heat energy which is equivalent to one hundred thousand (100,000) BTU. An MGE residential customer uses an average of 70 therms of natural gas per month.

Total shareholder return
Return on investment combining stock price appreciation and dividends.

Watt
The basic measuring unit of electrical power.

Wisconsin Peer Group
This index measures the stock performance of Alliant Energy, Wisconsin Energy Corp. and WPS Resources. MGE Energy and these companies are the major investor-owned utilities headquartered in Wisconsin.

Corporate Profile

MGE Energy is the parent company of Madison Gas and Electric Co. (MGE) which serves natural gas and electric customers in south-central Wisconsin. MGE has served the Madison area since 1896.

Electric Services

Generation and Distribution
Customers: 130,000
Population: 276,000
Area: 250 square miles

Communities served: Cross Plains, Fitchburg, Madison, Middleton and Monona.

Generating facilities: Blount Generating Station and several combustion turbines at Madison, the Columbia Energy Center at Portage, a natural gas combustion turbine at Marinette and the MGE Wind Farm in Kewaunee County.

Natural Gas Services

Purchase and Distribution
Customers: 126,000
Population: 382,000
Area: 1,375 square miles

Counties served: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon.



MGE Combustion Turbine
MGE Wind Farm
Elroy
Viroqua
Columbia Plant
Prairie du Chien
Madison
Gas/Electric Service
Gas Service
Elroy Gas Co.
Viroqua Gas Co.
Viroqua Gas Co.
Wisconsin River
Prairie du Chien Gas Co.
Mississippi River
0 5 10 15 20
1" = 20 miles
Lodi
DeForest
Mazomanie
Waunakee
Arena
Black Earth
Middleton
Madison
Cross Plains
Barneveld
Monona
Ridgeway
Mount Horeb
Verona
Fitchburg
McFarland



MGE
ENERGY



Madison Gas and Electric Co.
Est. 1896
MGE Power, LLC
Est. 2002
MGE Construct, LLC
Est. 2002
Central Wisconsin Development Corp.
Est. 1986
MAGAEL, LLC
Est. 1973
Divisions
Viroqua Gas Co.
Acq. 1992
Elroy Gas Co.
Acq. 1993
Prairie du Chien Gas Co.
Acq. 2001

Learn more about MGE Energy at www.mgeenergy.com